EXHIBIT (A)(1)(K)

[LETTERHEAD OF CITIGATE SARD VERBINNEN]

NEWS

FOR IMMEDIATE RELEASE

Contact: Anna Cordasco/ Stephanie Pillersdorf/ Carrie Bloom

                Citigate Sard Verbinnen

                212-687-8080

Tracinda Reaffirms Commitment to Tender Offer of General Motors Common Stock

LOS ANGELES, CA – June 1, 2005 – In response to repeated inquiries regarding its tender offer for General Motors Corporation (NYSE: GM) common stock, Tracinda Corporation today announced that it will not increase its tender offer price above $31.00 per share.

Tracinda commenced its cash tender offer for up to 28,000,000 shares of common stock, par value $1 2/3 per share, of General Motors Corporation (NYSE: GM) on May 9, 2005. The offer is scheduled to expire at 5:00 p.m. ET on June 7, 2005, unless extended.

Questions regarding the offer or requests for offer materials should be directed to the information agent, D.F. King & Co., Inc., at 212-269-5550 for banks and brokerage firms or 800-207-3158 for all others. Offering materials have been filed with the Securities and Exchange Commission (SEC) and are available on the SEC website at http://www.sec.gov and D.F. King’s website at http://www.dfking.com/gm_offer_materials.htm. General Motors’ stockholders are urged to read the offering materials, which contain important information.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase (as amended) and the related Letter of Transmittal previously filed with the Securities and Exchange Commission. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of General Motors shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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